FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ☒  Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group: Q3 2010 results

•	Net profits in 9M.10 reached €259 million.

•	Net interest income amounted to €3,108 million, up +7% yoy.

•	Net Interest margin remains stable at c. 4%.

•	Increased provisions totalling €991 million, up +35% yoy.

•	The provision coverage ratio stands at 63%.

•	Strong liquidity, with the Group loan-to-deposit ratio 99%; Greece: 87%.

•	Following the recent share capital increase, the Group’s Tier I capital adequacy stands at 13.1%, among the strongest in Europe.

•	Greece:	- Core income shows resilience in this time of crisis:
€2,161million, up +3% yoy.

- Losses total €181 million compared with profits of €593 million in 9M.09.

- Bond portfolio losses total €338 million compared with €318 million gains in 9M.09.

- Provisions up by +68% to €725 million.

•	Finansbank:	- Net profit in 9M.10: €369 million (up +4% yoy).

- Dynamic growth in business: +22% in lending and +30% in deposits yoy.

•	SE Europe:	- Profit before provisions in 9M.10: €218 million (up +6% yoy).

- Net profit in 9M.10: €67 million (down -11% yoy).

National Bank of Greece

****

Despite the exceptionally adverse economic climate in Greece, the NBG Group continued to generate profits in what is proving to be a very tough year, maintaining strong liquidity and an enhanced capital base while also fortifying its balance sheet with higher provisions.

This performance is the result of the Group’s strong core banking revenues (ex-trading), in Greece and abroad. Within an environment of widespread uncertainty, the Group’s core banking revenues grew by +5% yoy, fully absorbing extraordinary tax charges, mark-to-market valuation losses and record high provisions.

The sustainability of NBG’s core profitability in Greece, coupled with the ongoing dynamic growth of Finansbank in Turkey and the stabilization of our business in SE Europe, highlight the Group’s resilience in the context of today’s very adverse market conditions.

NBG’s share capital strengthening plan was completed successfully, further enhancing its capital adequacy. This important development amounts to a vote of confidence in the Group by the markets and our shareholders and heightens our resolve to perform. With regard to the boosting of liquidity, the Bank secured access to repo lines in excess of €5 billion from international banks, signalling our gradual re-entry into the markets. In the same vein, Finansbank secured a syndicated loan of around $800 million, and our subsidiaries in SE Europe €350 million from the EBRD. We are also swiftly moving ahead with the next step in our capital strengthening plan, the sale of a minority stake in Finansbank, thus paving the way for further growth and, at the same time, enhancing the Group’s capital adequacy.

Athens, 29 November 2010

Apostolos Tamvakakis

Chief Executive Officer

Group net profit at the end of September 2010 stood at €259 million, burdened by extraordinary tax charges, mark-to-market valuation losses in the Greek sovereign bond portfolio, and continued high provisions for NPLs.

In this particularly difficult period, NBG succeeded in growing its pre-provision profits (ex-trading results) by +6% and, notably, maintaining strong liquidity and boosting its already robust capital adequacy to 13.1% following the recent share capital increase, while fortifying its balance sheet with higher provisions, which totalled €991 million, up +35% compared with the same period last year.

Sustaining core profitability

Group net profit in Q3.10 amounted to €113 million compared with €125 million in Q2, reflecting primarily the increase in provisions.

The sustained profitability of banking business in Greece and the geographical dispersion of the Group’s income sources reflect the soundness of our business model in periods of crisis. Specifically, for the first nine months of the year:

•                      Group income (excluding trading income) grew by +4% mainly due to improved performance in net interest income (up +7% yoy).

•                      Net interest margin remained at 4%, despite competitive pressure on the pricing of deposits.

•                      Operating expenses grew by +3% yoy, but declined relative to the previous quarter by -1%, reflecting the effectiveness of our cost-cutting measures in the area of operating expenses. Results are particularly encouraging in Greece where our operating expenses declined by -3% for the first nine months of the year compared to the same period a year ago.

In the first nine months of the year, the Group’s performance by business activity was as follows:

•                      Greece: Losses stemming from business in Greece totalled €181 million, reflecting extraordinary tax charges of €93 million (extraordinary tax charge for 2009 and an extraordinary retroactive tax charge for 2009 on income from bonds) and, in particular, losses incurred on the bond portfolio amounting to €338 million (compared with earnings of €318 million in 9M.09). The 9M.10 results for Greece were also affected by the +68% increase in provisions for delinquencies, reaching €725 million (compared to €431 million in the same period a year ago). Nevertheless, pre-provision profits (ex-trading) grew by +8% yoy, reflecting the resilience of the Bank’s sources of profitability despite the sharp slowdown in economic activity.

•                      Turkey: Continuing their positive trajectory, the net profits of Finansbank in 9M.10 amounted to €369 million (TL737 million), up +4% yoy. On a quarterly basis, Finansbank maintained its record performance of the first two quarters of the year (TL230 million), demonstrating yet again the bank’s positive dynamic and the country’s bright prospects. Notably, total deposits grew by +30% yoy and the loan portfolio by +22% yoy.

•                      SE Europe: In spite of high provisions and the general fallout from the crisis, the Group continued to post profitability in all SE European countries. The net profit of our SE European subsidiaries amounted to €67 million, down -11% yoy due to higher provisions, which totalled €147 million (up +18% yoy). Pre-provision profits stood at €218 million, up +6% yoy.

Loan book quality stabilizes

The aforementioned performance was achieved within a particularly adverse environment that continues to negatively impact the banking sector, particularly in Greece, affecting the quality of bank’s loan books.

The Group’s ratio of NPLs to total loans stood at 7.1%, while loans in arrears (+90dpd) amounted to 8.1% of the total loan book. It is notable that in Turkey in Q3.10 we saw a deceleration of the rate of growth of delinquencies, with NPLs stabilizing at 5.7%.

The Group made provisions of €991 million in the first nine months of the year (of which €343 million in Q3) compared with €735 million (up +35%) in the same period a year ago. Accordingly, accumulated provisions now amount to €3.3 billion, i.e. 4.5% of the Group’s aggregate lending. The NPL coverage ratio remains steady at 63%, before, of course, taking into consideration the various forms of associated collateral.

Greece: Loan growth despite the recession

Net loan growth in Greece amounted to €1.3 billion, up +3% yoy, bringing the total value of the loan book to €50.8 billion, reflecting the Bank’s ongoing commitment to support businesses and households during these extremely stressed times for the Greek economy. Over the course of the past 12 months, despite the slowdown in economic activity and the concomitant decline in demand for loan products, NBG’s growth in lending exceeded market average.

Mortgage lending and lending to businesses are the key components in the effort to strengthen financing to the economy. Specifically:

•                      Mortgage lending posted growth in excess +3% yoy to €20.8 billion.

•                      Disbursements of new mortgages in the first 9 months of 2010 amounted to €1.2 billion, accounting for 28% of total market disbursements.

•                      Consumer lending (including credit cards) remained at the same levels compared to September 2009, despite the sluggish market for consumer loans in Greece.

•                      NBG’s lending to large and medium-sized enterprises expanded by +5% yoy, growing at a rate of around +7% on an annualized basis, to €18.6 billion.

The continued negative macroeconomic environment in Greece and the shrinking liquidity of households and businesses led to a -5% contraction in the Bank’s deposits during the first nine months of the year. Of note, in Q3.10 the downward trend in deposits was temporarily reversed, as the deposits of the Bank in Greece posted a +2% increase. However, the impact of the general downward trend in deposits in Greece was clearly less severe for NBG than the rest of the market, enabling it to enhance its market share of deposits by a further 1.5 percentage points to 25%, from 23.5% at the end of 2009, reflecting the confidence it enjoys among its customers.

The Bank continues to possess substantial assets eligible as collateral for future issues of covered bonds, providing the Group with the flexibility to raise liquidity through the European Central Bank’s main refinancing operations. The combination of available collateral and low gearing (the loan-to-deposit ratio in Greece is just 87%) is a key competitive advantage for the Bank at the present juncture when Greek banks are hard pushed to freely access the international money markets.

Finansbank: dynamic growth continues unabated

In the first nine months of 2010, the net profit of Finansbank grew +4% yoy to €369 million (TL737 million).

The recovery of the Turkish economy engenders expectations for a further acceleration in the growth of Finansbank’s activities and results. Specifically:

•                  Net interest income grew by +6% yoy to TL1,573 million (€788 million).

•                  Despite the expansion of Finansbank’s branch network (>500 branches by the end of 2010), yoy growth in operating expenses was only slightly above inflation (+12%). The efficiency (cost/income) ratio stood at 45%, a level that ranks the bank among the most efficient internationally.

In September 2010, Finansbank’s total lending amounted to TL29.3 billion (€14.8 billion), up +22% yoy, outperforming our forecasts. This performance underscores the positive course of the Turkish economy and bodes well for the continued growth of our subsidiary.

Retail lending continues to be the key driver behind Finansbank’s growth dynamic, increasing at an impressive rate (+30% yoy). Total retail lending at the end of Q3.10 amounted to TL15.5 billion (€7.8 billion). Particularly strong performance was posted by mortgage lending and consumer credit:

•                      Finansbank’s mortgage lending totalled TL5.9 billion (€3.0 billion) compared with TL4.9 billion in Q3.09, up +20%. Its market share of mortgage lending in Turkey stood at 10.5% compared with 10.9% a year previously.

•                      Credit card outstandings grew by +37% to TL6.2 billion (€3.1 billion), compared with TL4.5 billion a year earlier. Accordingly, Finansbank’s share of the respective market in Q3.10 stood at 13% compared with 11.5% in Q3.09.

•                      Consumer credit amounted to TL3.4 billion (€1.7 billion) compared with TL2.5 billion in Q3.09, up +36%. Accordingly, Finansbank’s market share of consumer credit rose to 5.0% from 4.0% a year earlier.

As of September 30th 2010, Finansbank’s business lending totalled TL13.8 billion (€7.0 billion), growing by +15% on an annual basis, reflecting the general improved business climate in the country.

NPLs represented 5.7% of the total loan book at the end of Q3.10, remaining at roughly the same level as at the end of 2009. This reflects both the recovery of the Turkish economy and the stabilization of new delinquencies at lower levels compared with the beginning of the year. In addition, improved loan recovery performance (in combination with the flattening out of new defaults) led to a -20% qoq drop in the level of provisions.

As a result of the bank’s strategy to widen its deposit base, strong growth was also posted by deposits, which have increased +30% over the course of the past 12 months. Deposits in local currency presented particularly strong growth of +41% yoy. In September 2010, the bank’s loan-to-deposit ratio stood at 123%, with deposits comprising the main source of funding for its operations.

SE Europe: Solid core profitability

Net profit from business in SE Europe amounted to €67 million in the first nine months of the year compared with €75 million a year earlier, burdened by high provisions, which totalled €147 million.

Pre-provision profits totalled €218 million compared with €206 million in 9M.09. Despite the high provisioning levels, all the Group’s SE European subsidiaries remained profitable, as sustained core income — at the same levels as in the previous year — managed to absorb the higher provisions for delinquent loans.

Operating expenses in SE Europe continue to be under firm control, and accordingly posted a decline of -2% yoy. The cost/income ratio stood at 46% compared with 48% in 9M.09.

Total lending in SE Europe amounted to €7.7 billion, posting a decline of -6% yoy (€8.2 billion).

Total deposits stood at €4.7 billion, up +1% yoy. This is a particularly encouraging development, as the Group is broadening its funding sources and has thus improved its SE Europe loan-to-deposit ratio by 15 percentage points within one year. This performance serves to confirm our projections that in the medium term our subsidiaries in the region should become practically self-financing.

The quality of the loan book in SE Europe reflects the general market environment, particularly the adverse climate in the economy of Bulgaria, with loans in arrears representing 11.6% of the aggregate loan book, compared with 7.8% a year earlier.

Strong capital adequacy

The Bank is deploying a comprehensive capital strengthening plan, which so far has enjoyed notable success. In August, the first step of the plan was put in motion with the issue of a lower Tier II subordinated note in the amount of €450mn. Subsequently, the Bank carried out a share capital increase and the issue of convertible equity notes amounting to approximately €1.8 billion, which were met with a particularly positive response in Greece and abroad at this very difficult time for the Greek economy and the Greek banking system. The share capital increase and the issue of convertible equity notes were oversubscribed 1.83 times, indicating the confidence of investors in Greece and abroad in the business model and prospects of NBG.

As a result of the above, the Group’s Tier I capital adequacy ratio stands at 11%, or 13.1% after the €1.8 billion raised by the recent share capital increase and the issue of convertible equity notes is included in the figure. As a result of this increase, NBG ranks among the best capitalised banks in Europe. The Core Tier I ratio, which excludes hybrid capital, Hellenic Republic preference shares and minority rights, comes to 12%, ranking the NBG Group among the best in terms of the absolute magnitude and structural quality of its capital.

The next step in the Bank’s scheduled series of capital strengthening actions is the public offering of a minority stake in its Turkish subsidiary, Finansbank. In any event, NBG intends to retain a majority shareholding of at least 75% in Finansbank. NBG has already selected the international banks who will act as advisors in the transaction, which is expected to be one of the largest of its kind to take place in Turkey. The sale of a minority stake in Finansbank is expected to generate proceeds of about €1.0 billion. The level of funds raised from the sale will ultimately depend on a variety of factors, including the conditions prevailing in the capital markets, and the magnitude and structure of the offering.

With the successful conclusion of the sale of a minority shareholding in Finansbank, the Bank’s Tier I capital adequacy ratio, on the basis of data as of September 30th 2010, should be boosted by at least 150 bps to over 14%.

The actions taken so far by NBG to enhance its capital adequacy have further solidified market confidence in the Bank, as indicated by recent agreements with international banks for NBG to access repo lines amounting to over €5.0 billion, backed by Hellenic Republic bonds. The repos are of up to 12-month duration, and have been secured under particularly competitive terms given the current market climate.

This development marks a significant step forward in the efforts of the Greek banking system to gradually regain access to the international money markets, for the benefit of the Greek economy as a whole.

In addition, a syndicated loan designed to raise over $800 million for Finansbank arranged by an international team of banks was recently completed, reflecting the confidence of the international investment community in the prospects of our Turkish subsidiary.

Finally, with the successful outcome of the steps taken so far in our capital strengthening plan, the General Meeting of Shareholders of the Bank approved the repurchase of the preference shares held by the Hellenic Republic amounting to €350 million.

Appendix

Mn, €	Sep 2010	Sep 2009	Δ

Profit and Loss
Group Profit	259	1,010	-74%
Greece	-181	593	—
Turkey	369	332	+4%*
SE Europe	67	75	-11%

Balance Sheet
Total Assets	123,517	112,240	+10%
Loans	74,414	69,877	+6%
Deposits	70,134	69,939	+0%
Equity	8,033	9,116	-12%

Ratios
Tier I	** 13.1%	12.2%	+90bps
Loans:Deposits	99%	97%	+2pps
NIM (bps)	394	407	-13bps
Cost:Income	55%	46%	+9pps

*in TL terms

**after the €1.8bn rights issue

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis
(Registrant)

Date: 29th November, 2010

Chief Executive Officer